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EXHIBIT 4.4

This Employment Agreement (the "Agreement") is made as of March 8, 2002,

Between:
CARDIOME PHARMA CORP., a corporation incorporated under the laws of Canada and having its head office at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2
(the "Company")
And:
ROBERT W. RIEDER, residing at #407 - 1477 Fountain Way, Vancouver, British Columbia, V6H 3W9
(the "Employee")

WHEREAS:

A. the Company wishes to terminate its employment agreement with the Employee dated March 19, 1998, as amended March 20, 2001, and enter into a new employment agreement with the Employee; and

B. the Employee has agreed to supply his service in the capacity of President and Chief Executive Officer of the Company on the terms and conditions set out in this Agreement, which shall supersede and replace all prior agreements, if any, between the parties;

THEREFORE, in consideration of the recitals, the following covenants and the payment of one dollar made by each party to the other, the receipt and sufficiency of which is acknowledged by each party, the parties agree on the following terms:

ARTICLE 1. Employment

1.1    Employment:    The Company hereby employs the Employee as President and Chief Executive Officer and the Employee accepts such employment, upon the terms and subject to the conditions set forth in this Agreement.

1.2    Initial Term:    The initial term of this Agreement shall be three years commencing on the date of this Agreement, unless terminated prior to such date in accordance with the terms of this Agreement. The initial term will be automatically renewed for further successive three year terms unless the Company or the Employee provides written notice of termination to the other party at least 30 days prior to the end of the applicable term. If the Company provides such written notice, the Employee will be entitled to receive the severance payment set out in subsection 4.4(a).

1.3    Duties:    The Employee shall perform such duties as are customarily associated with his title or titles, consistent with the Bylaws of the Company and as required by the board of directors of the Company (the "Board"). Said duties shall be performed at such place or places as the Company shall reasonably designate or as shall be reasonably appropriate and necessary to the discharge of the Employee's duties in connection with his employment.

1.4    Hours:    During the term of the Employee's employment with Company, the Employee will devote his best efforts and substantially all of his business time and attention to the performance of his duties hereunder and to the business and affairs of the Company, except for vacation periods as set forth herein and reasonable periods of illness or other incapacities permitted by Company's general employment policies. The Employee will duly, punctually and faithfully observe the Company's general employment policies and practices, including, without limitation, any and all rules, regulations, policies and/or procedures which the Company may now or hereafter establish governing the conduct of its business.

1.5    Other Boards or Committees:    The Employee's performance of reasonable personal, civic or charitable activities or the Employee's service on up to two boards or committees of any private or public companies shall not be deemed to interfere with the performance of the Employee's services and responsibilities to the Company pursuant to this Agreement. The Employee agrees to inform the Board forthwith upon the Employee being appointed to any such board or committee.

1.6    Position as Director:    During the term of this Agreement, at each meeting of the shareholders of the Company at which directors are to be elected, provided that the Employee agrees to stand for election as a director of the Company, the Company agrees to use its best efforts to have management nominate the Employee as a proposed director of the Company. If for any reason the Employee is not elected as a director of the Company at an annual general meeting of the shareholders of the Company, the Employee will be deemed to be terminated and will be entitled to receive the severance payment set out in subsection 4.4(a).

1.7    Constructive Dismissal:    In the event the Board changes the Employee's responsibilities or authority in a fundamental way and such change is not accepted by the Employee, the Employee will be deemed to be terminated and will be entitled to receive the severance payment set out in subsection 4.4(a).

1.8    Change of Control Defined:    For the purposes of this Agreement, a "Change of Control" shall be deemed to have occurred when:

  (a)
  a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company's then incumbent Board;

  (b)
  there is occurrence of an event whereby any person or entity becomes the beneficial owner of shares representing 50% or more of the combined voting power of the voting securities of the Company; or

  (c)
  there is a merger or amalgamation of the Company with one or more corporations as a result of which, immediately following such merger or amalgamation, the shareholders of the Company as a group will hold less than a majority of the outstanding capital stock of the surviving corporation.

ARTICLE 2. Compensation

2.1    Salary:    Subject to section 2.2, for his services hereunder, the Employee shall receive a salary, payable in such regular intervals as shall be determined by the Company, which shall be at the rate of US$300,000 per year ("Salary").

2.2    Salary Increases:    The rate of Salary provided for in section 2.1 shall be reviewed by the Board not less often than annually and shall be increased from time to time and in such amount as the Board, in its discretion, may determine, provided that in no event shall the increase, in percentage terms be less than the percentage increase in the cost of living in the Vancouver Area, over the previous fiscal year.

2.3    Discretionary Bonus:    The Company will, within 120 days of the end of each fiscal year, pay to the Employee an annual cash bonus provided that the Company achieves milestones agreed to by the Board and the Employee at the beginning of that fiscal year. Within 30 days of the beginning of each fiscal year, the Board and the Employee shall agree to milestones of the Company and the specific portions of the bonus which will be awarded to the Employee if one or more milestones are achieved.

2.4    Withholding:    All payments of salary, bonuses and other compensation pursuant to this Agreement shall be subject to the customary withholding taxes as required by law.

2.5    Stock Options:    Subject to regulatory approval, the Company will grant the Employee options to purchase up to 600,000 common shares in the capital of the Company as soon as practicable following the execution of this Agreement by the Employee. The options will expire seven years from the date of grant and will vest to the Employee over three years, with 400,000 shares vesting immediately, 100,000 shares vesting on or before the second anniversary of the date of grant pursuant to the Employee's achievement of milestones agreed to by the Employee and the Compensation Committee, and 100,000 shares vesting on or before the third anniversary of the date of grant pursuant to the Employee's achievement of milestones agreed to by the Employee and the Compensation Committee. The options will be exercisable at a price of Cdn.$3.32 per share.

ARTICLE 3. Fringe Benefits

3.1    Participation in Plans:    The Employee shall be entitled to all additional fringe benefits, including, but not limited to, life, health and disability insurance programs that may be generally available to other employees of the Company. All matters of eligibility for coverage of benefits under any plan or plans of health, hospitalization, life, disability or other insurance provided by the Company shall be determined in accordance with the provisions of the insurance policies. If the Company is not able to obtain life, health and disability insurance coverage for the Employee from its regular provider, it will obtain a different provider to ensure that such benefits are provided to the Employee. The Company shall not be liable to the Employee, or his beneficiaries or successors, for any amount payable or claimed to be payable under any plan of insurance, which is not paid to any of the Company's other employees. In addition, the Employee is entitled to receive annually a full diagnostic check paid for by the Company, including a complete physical and MRI exam.

3.2    Holidays and Sick Leave:    The Employee shall be entitled to such paid holidays and sick leave, and other benefit programs, as and to the extent that the Company generally provides from time to time to other executive employees.

3.3    Vacation and Professional Leave:    The Employee shall be entitled to vacation each year during this Agreement as permitted under the employment practices of the Company in effect at such time. The Employee shall be entitled to five weeks paid vacation for each fiscal year of the Company. The Employee may not take in a fiscal year any of the five weeks paid vacation earned but not taken in previous fiscal years.

3.4    Business Expenses:    The parties acknowledge that the Employee shall incur, from time to time, for the benefit of the Company and in furtherance of the Company's business, various business expenses. The Company agrees that it shall either pay such expenses directly, advance sums to the Employee to be used for payment of such expenses, or reimburse the Employee for such expenses incurred by him. The Employee agrees to submit to the Company such documentation as may be reasonably necessary to substantiate that all expenses paid or reimbursed hereunder were reasonably related to the performance of his duties. The Company agrees to reimburse duplicate housing costs if the Employee is requested to work at more than one corporate location.

ARTICLE 4. Termination of Employment

4.1    The Employee's Right to Terminate:    The Employee may terminate his obligations under this Agreement

  (a)
  at any time upon providing 30 days' notice in writing to the Company;

  (b)
  upon a material breach or default of any term of this Agreement by the Company if such material breach or default has not been remedied within 30 days after written notice of the material breach or default has been delivered by the Employee to the Company; or

  (c)
  in accordance with subsection 4.3(a).

4.2    Company's Right to Terminate:    The Company may terminate the Employee's employment under this Agreement at any time upon the occurrence of any of the following events:

  (a)
  the Employee acting unlawfully, dishonestly, in bad faith or negligently with respect to the business of the Company to the extent that it has a material and adverse effect on the Company, or acting in any way which would permit the Company to terminate the Agreement "for cause" at common law;

  (b)
  the conviction of the Employee of any crime or fraud against the Company or its property or any felony offense or crime reasonably likely to bring discredit upon the Employee or the Company, or the Employee filing a voluntary petition in bankruptcy, or being adjudicated bankrupt or insolvent, or filing any petition or answer under any present or future statute or law relating to bankruptcy, insolvency or other relief for debtors;

  (c)
  a material breach or default of any term of this Agreement by the Employee if such material breach or default has not been remedied within 30 days after written notice of the material breach or default has been delivered by the Company to the Employee;

  (d)
  the Employee dying or becoming permanently disabled, as determined by a competent physician chosen by the Company, or disabled for a period exceeding 180 consecutive days or 180 days calculated on a cumulative basis over any two year period during the term of this Agreement;

  (e)
  a Change of Control in accordance with subsections 4.3(a) or 4.3(b); or

  (f)
  at the discretion of the Company without cause.

4.3    Change of Control:    In the event of a Change of Control:

  (a)
  the Company or the Employee may terminate the Employee's obligations under this Agreement within 10 days of the Change of Control and the Employee will be entitled to receive the compensation set out in subsection 4.4(a);

  (b)
  if the Company requests that the Employee continue in his position for a temporary period following a Change of Control, the Employee will be entitled to receive his then current Salary and benefits for such period and will be entitled to receive the compensation set out in subsection 4.4(a) at the date of termination after such temporary period; or

  (c)
  if neither (a) nor (b) applies, the Company shall continue to engage the Employee at his then current Salary and benefits and the Employee shall continue to serve the Company in the same capacity and have the same authority, responsibilities and status as he had as of the date immediately prior to the Change of Control, at such location as is mutually agreed upon between the Company and the Employee.

4.4    Severance Payment:

  (a)
  In the event of the termination of the Employee's employment pursuant to subsections 4.1(b), 4.2(f), 4.3(a) or 4.3(b) of this Agreement, the Company shall:

  (i)
  pay to the Employee on the date of such termination the full amount of compensation accrued pursuant to section 2.1 of this Agreement as of the date of termination and all expenses incurred by the Employee up to the date of termination pursuant to section 3.4 of this Agreement,

  (ii)
  pay to the Employee within 60 days of such termination a severance payment of eighteen months of his then current Salary,

  (iii)
  cause all outstanding options of the Employee to immediately vest, and

    (iv)
    extend the then current life, health and disability insurance programs to the Employee until the earlier of one year from the date of termination or until the Employee finds new employment. The Company shall either continue the Employee on the Company's life, health and disability insurance programs or otherwise secure such benefits for the Employee for the applicable period. No other benefits shall be continued.

  (b)
  In the event of the termination of the Employee's employment pursuant to subsection 4.2(d) of this Agreement, the Company shall:

  (i)
  pay to the Employee on the date of such termination the full amount of compensation accrued pursuant to section 2.1 of this Agreement as of the date of termination and all expenses incurred by the Employee up to the date of termination pursuant to section 3.4 of this Agreement, and

  (ii)
  pay to the Employee within 60 days of such termination a severance payment of one year's then current Salary;

  (iii)
  cause all outstanding options of the Employee to immediately vest.

  (c)
  In the event of the termination of the Employee's employment under this Agreement in circumstances other than those set out in subsections 4.4(a) or 4.4(b) of this Agreement, the Company shall pay to the Employee on the date of such termination, the full amount of compensation accrued pursuant to section 2.1 of this Agreement as of the date of termination and all expenses incurred by the Employee up to the date of termination pursuant to section 3.4 of this Agreement.

4.5    Mitigation:    The Employee need not mitigate any payments provided in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment created by this clause be reduced by any compensation earned by the Employee through employment permitted by this Agreement with another employer after the date of termination or otherwise.

4.6    Material Breach:    For the purposes of this Article 4, the determination of when a material breach has occurred shall be resolved by arbitration pursuant to section 7.7 of this Agreement.

ARTICLE 5. Confidential Information and Intellectual Property

5.1    Confidential Information:    "Confidential Information" shall mean information disclosed to the Employee, known by the Employee, or developed by the Employee (alone or with others) as a consequence of or through his employment by the Company or his relationship with the Company's subsidiaries, which information is not generally known in the industry in which the Company or any of its subsidiaries are or may become engaged, about the business of the Company or any of its subsidiaries, including but not limited to information relating to trade secrets of the Company or its subsidiaries, existing or potential customers, business plans and strategies, research methods and products, pricing and billing methods and marketing methods. Without regard to whether any of such matters would be deemed confidential, proprietary or material as a matter of law, the parties hereto stipulate that, as between them, such matters are confidential, proprietary, and material and unauthorized disclosure, use, or dissemination would seriously affect the effective and successful conduct of the business and interests of the Company or its subsidiaries, and its goodwill, and that any breach of the terms of this Article is a material breach of this Agreement.

5.2    Prohibition on Disclosure:    Except as required in his duties to the Company, the Employee shall not, directly or indirectly use, disseminate or disclose any Confidential Information. If in the course of fulfilling his responsibilities, the Employee has to communicate some Confidential Information to people in other companies, he will inform them of the confidential nature of the information and make them aware of their responsibility of keeping such information confidential and use every reasonable effort to see that they do keep such information confidential.

5.3    Return of Confidential Information Upon Termination:    Upon termination of his employment with the Company, the Employee shall return to the Company all documents, records, notebooks and electronic media containing Confidential Information, including all copies thereof, whether prepared by the Employee or others.

5.4    Cooperation in Protecting Confidentiality:    The Employee shall provide all reasonable assistance to the Company and its subsidiaries to protect the confidentiality of any such Confidential Information that Employee may have directly or indirectly disclosed, published or made available to third parties in breach of this Agreement. The Employee shall take all reasonable steps requested by the Company to prevent the recurrence of such unauthorized access, use, possession or knowledge. If, at any time, the Employee becomes aware of any unauthorized access, use, possession, or knowledge of any Confidential Information by any third party, the Employee shall immediately notify the Company.

5.5    Imported Intellectual Property:    The Employee agrees that he will not use or bring to the Company any technical information, data, trade secrets, processes, products, formulae, investigations or other intellectual property which is the property of any previous employer.

5.6    Ownership of Work Product:    Any discoveries, ideas and suggestions, reports, documents, concepts, products, inventions and improvements, technology, formulae and processes together with the nature and results of research and development activities, any marketing schemes, business, joint venture or marketing contacts, or any business opportunities prepared, produced, developed, or acquired at the Employee's direction or by the Employee, whether or not conceived or made during normal working hours and whether or not the Employee is specifically instructed to make or develop the same (collectively, the "Work Product") shall belong to the Company.

5.7    Disclosure:    The Employee will disclose and transfer to the Company all Work Product and execute and deliver to the Company all instruments or papers necessary to perfect and enforce the exclusive ownership and enjoyment of the Work Product by the Company in all countries.

5.8    Covenants Reasonable:    The Employee confirms that the provisions in this Article 5 are reasonable and valid based upon the businesses that are carried on by the Company, and based on the fiduciary and sensitive position the Employee will occupy with the Company.

ARTICLE 6. Non-Competition

6.1    Competition:    The Employee agrees not to compete with the Company in any way for the longer of:

  (a)
  the period in respect of which he is receiving compensation on termination as set out in Article 4; or

  (b)
  12 months following the date of termination of his employment,

without the written consent of the Company. This means the Employee will not individually or in partnership or conjunction with any other person or persons, firm or corporation as employee, principal, officer, agent, shareholder or in any other manner whatsoever directly or indirectly carry on or be engaged or concerned with or interested in or advise or act as consultant for, lend money to, guarantee the debts or obligations of, or otherwise provide financial assistance for, or permit his name to be used in any research activity or otherwise in competition with the Company.

6.2    Non-Solicitation of Customers:    During the term of this Agreement and for a period of 12 months after the termination of the Employee's employment, the Employee shall not, either directly or indirectly and either alone or with others, canvass or solicit orders for any product or service or both which is or has been researched, developed, manufactured, produced, provided, marketed, distributed or otherwise dealt in by the Company from any person, firm or company which has been at any time within the previous 24 month period a customer or supplier of the Company or a prospective customer or supplier of the Company with which the Employee is or was actively concerned during his employment.

6.3    Non-Solicitation of Employees:    During the term of this Agreement and for a period of 12 months after the termination of the Employee's employment, the Employee shall not, either directly or indirectly and either alone or with others canvass or solicit any person who is an employee of the Company to leave or terminate such employment for the purpose of establishing a business to carry out research and development of, or to offer, any product or service or both which is of a type similar to any product or service which is or has been researched, developed, manufactured, produced, provided, marketed, distributed or otherwise dealt in by the Company.

6.4    Survival:    The parties agree that the obligations imposed by this Article and Article 5 shall survive termination or expiration of this Agreement, and shall bind the Employee for a period of 15 years after such termination or expiration.

ARTICLE 7. Miscellaneous

7.1    Irreparable Injury:    The Employee expressly recognizes and agrees that his obligations under Articles 5 and 6 of this Agreement are important and material and seriously affect the effective and successful conduct of the business and interests of the Company and its goodwill, and therefore the breach of any obligations under such Articles will constitute an irreparable injury to the Company, for which damages, although available, will not be an adequate remedy at law. Accordingly, the Employee expressly consents to the issuance of injunctive relief to enforce the obligations of this Agreement. The parties agree that service of process may be made by certified mail at the address first listed above. The provisions of this Article are not intended to limit the remedies and relief otherwise available to the Company for breaches by the Employee of Articles of this Agreement other than Articles 5 and 6.

7.2    Assignment Prohibited:    This Agreement is personal to the Employee hereto and he may not assign or delegate any of his rights or obligations hereunder without first obtaining the written consent of the Company. The Company may not assign this Agreement without the written consent of the Employee except in connection with a merger or amalgamation of the Company (in which case the merged or amalgamated entity shall remain fully liable for the obligations of the Company under this Agreement).

7.3    Amendments:    No amendments or additions to this Agreement shall be binding unless in writing and signed by the party against whom enforcement of such amendment or addition is sought.

7.4    Paragraph Headings:    The paragraph headings used in this Agreement are included solely for convenience and shall not affect the interpretation of this Agreement.

7.5    Legal Expenses of Enforcement:    If either party commences a legal action or other proceeding for enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees and other costs incurred in connection with the action or proceeding, in addition to any other relief to which it may be entitled.

7.6    Severability:    If any provision of this Agreement is declared invalid by any tribunal, then such provision shall be deemed automatically modified to conform to the requirements for validity as declared at such time, and as so modified, shall be deemed a provision of this Agreement as though originally included herein. In the event that the provision invalidated is of such a nature that it cannot be so modified, the provision shall be deemed deleted from this Agreement as though the provision had never been included herein. In either case, the remaining provisions of this Agreement shall remain in effect.

7.7    Arbitration:    Any controversy, claim or dispute arising out of or relating to this Agreement or its construction and interpretation shall be settled by arbitration in accordance with the British Columbia Commercial Arbitration Act, and judgment upon the award rendered in such arbitration may be entered in any court having jurisdiction thereof. In addition, any controversy, claim or dispute concerning the scope of this arbitration clause or whether a particular dispute falls within this arbitration clause shall also be settled by arbitration in accordance with the rules of the British Columbia Commercial Arbitration Act.

7.8    Choice of Law:    This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

7.9    Entire Agreement:    This Agreement constitutes the entire, final and complete and exclusive agreement between the parties and supersedes all previous agreements or representations, written or oral, with respect to employment.

7.10    Change, Modification, Waiver:    No change or modification of this Agreement shall be valid unless it is in writing and signed by each of the parties hereto. No waiver of any provision of this Agreement shall be valid unless it is in writing and signed by the party against whom the waiver is sought to be enforced. The failure of a party of insist upon strict performance of any provision of this Agreement in any one or more instances shall not be construed as a waiver or relinquishment of the right to insist upon strict compliance with such provision in the future.

7.11    Notices:    All notices required or permitted hereunder shall be in writing and shall be delivered in person or sent by certified or registered mail, return receipt requested, postage prepaid to each party at the address first written above or at such other address as provided in writing.

7.12    Binding Effect:    This Agreement shall be binding upon, and inure to the benefit of, the parties, their heirs, successors and assigns.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CARDIOME PHARMA CORP.
Per:
"Mark Rogers" Authorized Signatory
"Bob Rieder" Robert W. Rieder

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  EXHIBIT 4.4